Filed by El Paso Energy Corporation
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No. 001-14365
         Registration Statement No. 333-31060


Cautionary Statement Regarding Forward-looking Statements

This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

Investor Notice
Investors are urged to read the proxy statement/prospectus which is included in the Registration Statement on Form
S-4 filed with the SEC on February 24, 2000 in connection with the proposed merger because it will contain important information. The proxy statement/prospectus is available for free on the SEC's web site (www.sec.gov) and from El Paso Energy Corporation's office of Investor Relations.
The merger between Coastal and El Paso is subject to government approvals and is expected to close in the fourth quarter of 2000.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El
Paso Energy Corporation on January 18, 2000.

The following are excerpts which address the El Paso Energy Corporation/ The Coastal Corporation merger, taken from a panel discussions with William A. Wise at the Goldman Sachs CEO Summit held on March 27 and
28, 2000.

Telcom Opportunities Panel Questions

How significant are the opportunities for natural gas companies?

* El Paso has a massive footprint of 70,000 miles of right-of-way (after Coastal and GTT), trades a huge volume of commodities, and makes decisions quickly and decisively. We see great potential in the telecom business.

El Paso's Telecom strategy:

* Our 70,000 miles of right-of-way (with Coastal and GTT) will be a very valuable resource.


Convergence, Consolidation, and M&A Panel

Key Supporting Data

When merged with Coastal:

*    Combined interstate transmission system of over 58,000
*    Will reach all major growth areas in the U.S.
*    Will access every key supply source in North America
*    Will move more gas than any energy company in the world
* Will be the second largest gatherer of natural gas in the U.S.
* Will be the third largest U.S. producer of natural gas (behind BP Amoco and ExxonMobil)
* Will have over 5 trillion feet of proved gas equivalent reserves
* Will control over 12,000 net megawatts of power generation worldwide.


Gross Power in Megawatts

                     El Paso      Coastal        Combined
                    --------      --------      ------------
Domestic             5,420         2,040            7,460
International        7,710         1,850            9,560
Total               13,130         3,890           17,020